
GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

November 1, 2017

Mr. Shawn G. Lisle
Senior Vice President & General Counsel
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, CT 06002

Re: Shareholder Proposal

Dear Mr. Lisle:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Kaman Corporation ("Kaman") include the proposal in its proxy statement for the 2018 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors and management effectuate a tax-deferred spin-off of either Kaman's Distribution business or its Aerospace business into a separate publicly traded C-corporation.

Currently, GAMCO beneficially owns approximately 3,594,479 shares of Kaman's Common Stock. According to our information, this represents 12.92% of the outstanding Common Stock. Attached as Exhibit A are Amendments 20 through 23 to our Schedule 13D, dated March 9, 2016 through November 1, 2017. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Kaman since prior to October 31, 2016. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from October 31, 2016 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Kaman holds its 2018 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of Kaman Corporation (the "Company" or "Kaman") request that the Board of Directors and management effectuate a tax-deferred spin-off of either the Company's Distribution business or its Aerospace business into a separate publicly traded C-corporation.*

SUPPORTING STATEMENT

GAMCO's clients and related entities own 17.91% of Kaman's outstanding Common Stock.

Kaman has indicated it has and is considering the spin-off of the Company's Aerospace and its Distribution business segments.

GAMCO believes that the spin-off will allow each company to pursue its own objectives and realize its own valuation in the marketplace.

WE URGE ALL SHAREHOLDERS TO VOTE "**FOR**" THIS PROPOSAL

AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK	)	
	)	ss.:
COUNTY OF WESTCHESTER	)	

Douglas R. Jamieson, being duly sworn, deposes and says:

1.   I am the President of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Kaman Corporation ("Kaman") for Kaman's 2018 Annual Meeting of Shareholders.

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding voting securities of Kaman throughout the period since October 31, 2016. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Kaman's 2018 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

_____
Douglas R. Jamieson

Sworn to before me this
31st day of October 2017

_____
Notary Public

MARK J. GAMBETTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GA6171160
Qualified in Westchester County
My Commission Expires July 23, 2019

<u>Exhibit A</u>

Amendment numbers 20, 21, 22 and 23 to Schedule 13D, dated March 9, 2016, August 1, 2017, September 28, 2017 and November 1, 2017 respectively (complete filings available on EDGAR).